1980 Post Oak Blvd. 8th Floor Houston, TX 77056 PO Box 2029 Houston, TX 77252-2029	713-625-8100 713-629-2330 fax 800-729-1900 stewart.com NYSE: STC

July 17, 2013

VIA EDGAR

Mr. Jim B. Rosenberg

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Stewart Information Services Corporation – Request for Extension of
Response Time to SEC Comment Letter dated July 16, 2013

Dear Mr. Rosenberg:

We refer you to the letter to Stewart Information Services Corporation (the “Company”) dated July 16, 2013 (the “Comment Letter”) containing the comments of the Staff of the Securities and Exchange Commission to the Company’s Form 10-K for the year ended December 31, 2012 (File No. 001-02658).

Following up on the telephone conversation I had with Mr. Donald Abbott on July 17, 2013, we are writing to confirm that we have requested an extension to respond to the Comment Letter until August 13, 2013.

We appreciate the Staff’s cooperation in this matter.

Please telephone me at (713) 625-8761, with any questions or comments you may have.

Very truly yours,

/s/ Brian Glaze

Brian Glaze

Principal Accounting Officer